EXHIBIT (a)(1)(D)

FORM OF REMINDER OF EXPIRATION OF OFFER

To:	Certain Eligible Tessera Employees

From:	Tessera Technologies, Inc.

Re:	Reminder of Expiration of Employee Stock Option Exchange Program

The Tessera Technologies, Inc. offer to exchange certain outstanding options for a number of replacement options according to an exchange ratio (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 5:00 p.m. U.S. Pacific Time on July 1, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an election form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an election form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) have previously been made available to you and are also available on the Option Exchange website on Tessera’s intranet at http://options-exchange.

If you do not submit your election form electronically via the Option Exchange website on Tessera’s intranet, a properly signed and completed election form must be received by Tessera by the expiration date of the Offer via email to

options-exchange@tessera.com or via fax to Richard Morales at +1 (408) 904-5265 in order for you to participate. Documents submitted by any other means, including hand delivery, U.S. mail or other post, and Federal Express (or similar delivery service) are not permitted.

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by email to options-exchange@tessera.com, by visiting the Option Exchange website on Tessera’s intranet at http://options-exchange, or by calling Richard Morales at +1 (408) 321-6727 or John Price at +1 (408) 321-6716.

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